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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

     NOTIFICATION OF LATE FILING           SEC FILE NUMBER 0-13836



                                           CUSIP NUMBER 827068-20-6
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[X] Form 10-K and Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q and
Form 10-QSB
  For Period Ended March 31, 1999
  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR

  For the Transition Period Ended

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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification
relates:........................................................................
 ................................................................................
 ......................................
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Part I- Registrant Information
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  Full Name of Registrant
  Former Name if Applicable

  ...............SILICON VALLEY RESEARCH, INC...............

  Address of Principal Executive Office (Street and Number)

  ..............6360 San Ignacio Avenue..............

  City, State and Zip Code

  ..............San Jose, CA  95119-1231..............
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Part II-Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[XX] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[XX] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-
F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Registrant's audited financial statements for fiscal 1999 are not yet available due to Registrant's change in its accountants as described in its May 21, 1999 Current Report on Form 8-K.

Part IV-Other Information
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(1) Name and telephone number of person to contact in regard to this notification:

Stephen M. Wurzburg                     (408)             280-2800
 ................................................................................
      (Name)                         (Area Code)      (Telephone Number)

  (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X]  Yes     [ ]  No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X]  Yes     [ ]  No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As compared to fiscal 1998, Registrant's revenues for fiscal 1999 are expected to decrease by approximately three-quarters million dollars to approximately two million dollars. Registrant's loss for fiscal 1999 is expected to decrease to approximately four and one-quarter million dollars from a fiscal 1998 loss of approximately twelve million dollars. The main reasons for this decreased loss of approximately seven and three-quarters million dollars were (1) an increase of approximately one million dollars in gross margin despite the decreased revenues, (2) a reduction in sales and marketing expenses of approximately one and one-quarter million dollars, and (3) the elimination of one-time charges totaling approximately five and one-quarter million dollars which were incurred in fiscal 1998. These eliminated one-time fiscal 1998 charges had consisted of
(a) approximately two and one-half million dollars for in process research and development, (b) approximately one and one-quarter million dollars of impaired pre-paid royalty, and (c) approximately one and one-half million dollars of unamortized software development costs.

SILICON VALLEY RESEARCH, INC., a California Corporation, has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 1999      SILICON VALLEY RESEARCH, INC., a California Corporation

                              By: /s/ James Benouis
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                                   James Benouis, President and
                                   Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an execution officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

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                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).